================================================================================

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                               _________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
      PURSUANT TO RULE 13d-1(a) AND AMENDMENTS PURSUANT TO RULE 13d-2(a)

                               (Amendment No.3)1



                         HIGH SPEED ACCESS CORP.
________________________________________________________________________________
                               (Name of Issuer)


                                 COMMON STOCK
________________________________________________________________________________
                        (Title of Class of Securities)


                                  42979U-102
        _______________________________________________________________
                                (CUSIP Number)

William D. Savoy                                   Alvin G. Segel, Esq
Vulcan Ventures Incorporated                       Irell & Manella LLP
110-110th Avenue N.E., Suite 550                   1800 Avenue of the Stars
Bellevue, WA 98004                                 Suite 900
(206) 453-1940                                     Los Angeles, CA 90067
                                                   (310) 277-1010
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 19, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                      ------------------
CUSIP NO. 42979U-102                   13D                  Page 2 of 26 Pages
----------------------                                      ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Vulcan Ventures Incorporated
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)
 5                                                                  [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- SHARES

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          24,385,431 SHARES (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- SHARES

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          20,222,139  SHARES (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      24,385,431 SHARES (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13   43.8% based on 55,690,559 shares of Common Stock outstanding on August 3,
      2000 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

(1) 20,222,139 of these shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The remaining 4,163,292 shares are beneficially owned by Robert S. Sanders, David A. Jones, Jr., Michael E. Gellert and Irving W. Bailey III and are subject to the Voting Agreements described in Item 6, pursuant to which each of Messrs. Sanders, Jones, Gellert and Bailey has agreed to vote such shares in favor of the Stock Purchase Agreement described in Item 6 and has granted a proxy to Vulcan Ventures Incorporated for that purpose. Vulcan Ventures Incorporated has no economic interest in any of the shares beneficially owned by Messrs. Sanders, Jones, Gellert or Bailey and such shares are included in this Amendment No. 3 to the Schedule 13D solely due to their respective agreements under the Voting Agreements to vote in favor of the Stock Purchase Agreement.

(2) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                   --------------------
CUSIP NO. 42979U-102                   13D                Page 4 of 26 Pages
----------------------                                   --------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Paul G. Allen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [ ]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- SHARES

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          25,726,302 SHARES (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- SHARES

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          21,563,010 SHARES (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      25,726,302 SHARES (1)

-----------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 46.2% based on 55,690,559 shares of Common Stock outstanding on August 3, 2000 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

(1) 20,222,139 of these shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. Also includes 1,340,871 shares issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Mr. Allen. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares. The remaining 4,163,292 shares are beneficially owned by Robert S. Sanders, David A. Jones, Jr., Michael E. Gellert and Irving W. Bailey II and are subject to the Voting Agreements described in Item 6, pursuant to which each of Messrs. Sanders, Jones, Gellert and Bailey has agreed to vote such shares in favor of the Stock Purchase Agreement described in Item 6 and has granted a proxy to Vulcan Ventures Incorporated for that purpose. Mr. Allen has no economic interest in any of the shares beneficially owned by Messrs. Sanders, Jones, Gellert or Bailey and such shares are included in this Amendment No. 3 to the
     Schedule 13D solely due to their respective agreements under the Voting Agreements to vote in favor of the Stock Purchase Agreement.

(2) 20,222,139 of these shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. Also includes 1,340,871 shares issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Mr. Allen. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------                                      ------------------
CUSIP NO. 42979U-102                   13D                  Page 6 of 26 Pages
----------------------                                      ------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Charter Communications Ventures, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [ ]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- SHARES

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           5,504,163 SHARES (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- SHARES

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           1,340,871 SHARES (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       5,504,163 SHARES (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 9.9% based on 55,690,559 shares of Common Stock outstanding on August 3, 2000 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

(1) Includes 1,340,871 shares issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Ventures, LLC. Charter Communications Ventures, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The remaining 4,163,292 shares are beneficially owned by Robert S. Sanders, David A. Jones, Jr., Michael E. Gellert and Irving W. Bailey II and are subject to the Voting Agreements described in Item 6, pursuant to which each of Messrs. Sanders, Jones, Gellert and Bailey has agreed to vote such shares in favor of the Stock Purchase Agreement described in Item 6 and has granted a proxy to Vulcan Ventures Incorporated for that purpose. Charter Communications Ventures, LLC has no economic interest in any of the shares beneficially owned by Messrs. Sanders, Jones, Gellert or Bailey and such shares are included in this Amendment No. 3 to the Schedule 13D solely due to their respective agreements under the Voting Agreements to vote in favor of the Stock Purchase Agreement.

(2) Represents 1,340,871 shares issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Ventures, LLC. Charter Communications Ventures, LLC may be deemed to have shared voting and dispositive power with respect to such shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------                                  --------------------
CUSIP NO. 42979U-102                   13D               Page 8 of 26 Pages
----------------------                                  --------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Charter Communications Holdings, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [ ]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- SHARES

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           5,504,163 SHARES (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- SHARES

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,340,871 SHARES (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       5,504,163 SHARES (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 9.9% based on 55,690,559 shares of Common Stock outstanding on August 3, 2000 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

(1) Includes 1,340,871 shares issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holdings, LLC. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The remaining 4,163,292 shares are beneficially owned by Robert S. Sanders, David A. Jones, Jr., Michael E. Gellert and Irving W. Bailey II and are subject to the Voting Agreements described in Item 6, pursuant to which each of Messrs. Sanders, Jones, Gellert and Bailey has agreed to vote such shares in favor of the Stock Purchase Agreement described in Item 6 and has granted a proxy to Vulcan Ventures Incorporated for that purpose. Charter Communications Holdings, LLC has no economic interest in any of the shares beneficially owned by Messrs. Sanders, Jones, Gellert or Bailey and such shares are included in this Amendment No. 3 to the Schedule 13D solely due to their respective agreements under the Voting Agreements to vote in favor of the Stock Purchase Agreement.

(2) Represents 1,340,871 shares issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holdings, LLC. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------                                   ---------------------
CUSIP NO. 42979U-102                   13D                Page 10 of 26 Pages
----------------------                                   ---------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Charter Communications Holding Company, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)
 5                                                                  [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- SHARES

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           5,504,163 SHARES (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- SHARES

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           1,340,871 SHARES (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       5,504,163 SHARES (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                 [ ]

------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 9.9% based on 55,690,559 shares of Common Stock outstanding on August 3, 2000 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

(1) Includes 1,340,871 shares issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holding Company, LLC. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The remaining 4,163,292 shares are beneficially owned by Robert S. Sanders, David A. Jones, Jr., Michael E. Gellert and Irving W. Bailey II and are subject to the Voting Agreements described in Item 6, pursuant to which each of Messrs. Sanders, Jones, Gellert and Bailey has agreed to vote such shares in favor of the Stock Purchase Agreement described in Item 6 and has granted a proxy to Vulcan Ventures Incorporated for that purpose. Charter Communications Holding Company, LLC has no economic interest in any of the shares beneficially owned by Messrs. Sanders, Jones, Gellert or Bailey and such shares are included in this Amendment No. 3 to the Schedule 13D solely due to their respective agreements under the Voting Agreements to vote in favor of the Stock Purchase Agreement.

(2) Represents 1,340,871 shares issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holding Company, LLC. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------                                   ---------------------
CUSIP NO. 42979U-102                   13D                Page 12 of 26 Pages
----------------------                                   ---------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Charter Communications, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E)                                         [ ]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- SHARES

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           5,504,163 SHARES (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- SHARES

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           1,340,871 SHARES (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       5,504,163 SHARES (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 9.9% based on 55,690,559 shares of Common Stock outstanding on August 3, 2000 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
================================================================================

(1) Includes 1,340,871 shares issuable upon exercise of warrants held by Charter Communications, Inc. The remaining 4,163,292 shares are beneficially owned by Robert S. Sanders, David A. Jones, Jr., Michael E. Gellert and Irving W. Bailey II and are subject to the Voting Agreements described in Item 6, pursuant to which each of Messrs. Sanders, Jones, Gellert and Bailey has agreed to vote such shares in favor of the Stock Purchase Agreement described in Item 6 and has granted a proxy to Vulcan Ventures Incorporated for that purpose. Charter Communications, Inc. has no economic interest in any of the shares beneficially owned by Messrs. Sanders, Jones, Gellert or Bailey and such shares are included in this Amendment No. 3 to the Schedule 13D solely due to their respective agreements under the Voting Agreements to vote in favor of the Stock Purchase Agreement.

(2) Represents 1,340,871 shares issuable upon exercise of warrants held by Charter Communications, Inc.

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

     This statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan Ventures"), Charter Communications Ventures, LLC, a Delaware limited liability company ("Charter Ventures"), Charter Communications Holdings, LLC, a Delaware limited liability company ("Charter Holdings"), Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holdco"), Charter Communications, Inc., a Delaware corporation ("Charter" and together with Charter Ventures, Charter Holdings and Charter Holdco, the "Charter Reporting Persons"), and Paul G. Allen, the Chairman, President and sole shareholder of Vulcan Ventures and the Chairman of Charter ("Mr. Allen"), constitutes Amendment No. 3 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 21, 1999 on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on June 28, 1999 and Amendment No. 2 filed with the SEC on August 24, 1999. The Schedule 13D relates to the common stock, par value $.01 per share, of High Speed Access Corp., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

     Item 1 of the Schedule 13D is hereby amended by replacing the address of the Issuer's principal executive offices with the following address:

     10901 West Toller Drive, Littleton, Colorado 80127

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The persons filing this statement are Vulcan Ventures, Charter Ventures, Charter Holdings, Charter Holdco, Charter, and Mr. Allen.

     Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Mr. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110 - 110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens.

     Charter Ventures is a Delaware limited liability company whose principal business is investing in companies related to the cable business. Charter Ventures is a wholly-owned subsidiary of Charter Holdings. The principal office of Charter Ventures is located at 12444 Powerscourt Drive, St. Louis, Missouri 63131. All of Charter Ventures' executive officers and directors are U.S. citizens. Charter is the Manager of Charter Ventures.

     Charter Holdings is a Delaware limited liability company whose principal business is investing in companies related to the cable business. Charter Ventures is a wholly-owned subsidiary of Charter Holdco. The principal office of Charter Holdings is located at 12444

Powerscourt Drive, St. Louis, Missouri 63131. All of Charter Holdings' executive officers and directors are U.S. citizens. Charter is the Manager of Charter Ventures.

     Charter Holdco is a Delaware limited liability company whose principal business is owning and operating cable systems. Charter Holdco is a subsidiary of Charter. The principal office of Charter Holdco is located at 12444 Powerscourt Drive, St. Louis, Missouri 63131. All of Charter Holdco's executive officers and directors are U.S. citizens. Charter is the Manager of Charter Holdco.

     Charter is a Delaware corporation whose principal business is owning and operating cable systems. The principal office of Charter is located at 12444 Powerscourt Drive, St. Louis, Missouri 63131. All of Charter's executive officers and directors are U.S. citizens. Charter is the Manager of Charter Ventures, Charter Holdings and Charter Holdco.

     The names, business addresses and principal occupations of all of Vulcan Ventures' and the Charter Reporting Persons' executive officers and directors are as follows:

     Paul G. Allen, Vulcan Ventures Incorporated, 110 - 110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc. Mr. Allen is Chairman of Charter, Charter Holdco and Charter Holdings.

     William D. Savoy, Vulcan Northwest Inc., 110 - 110th Avenue N.E., Suite 550, Bellevue, WA 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc. Mr. Savoy is a Director of each of the Charter Reporting Persons and the Issuer.

     Bert E. Kolde, Vulcan Ventures Incorporated, 110 - 110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Kolde is a Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

     Jo Allen Patton, Vulcan Northwest Inc., 110 - 110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

     Jerald L. Kent, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Kent is President, Chief Executive Officer and a Director of each of the Charter Reporting Persons. Mr. Kent is a Director of the Issuer.

     Marc B. Nathanson, Mapleton Investments LLC, 10900 Wilshire Boulevard, 15th Floor, Los Angeles, California 90024. Mr. Nathanson is the Chairman of Mapleton Investments LLC, an investment vehicle. Mr. Nathanson is a Director of each of the Charter Reporting Persons.

     Ronald L. Nelson, DreamWorks SKG, Building 10, Universal City 91608. Mr. Nelson is a founding member of DreamWorks LLC, a multi-media entertainment Company and has been serving in executive management since 1994. Mr. Nelson is a Director of each of the Charter Reporting Persons.

     Nancy B. Peretsman, Allen & Company Incorporated. 711 Fifth Avenue, 9th Floor, New York, New York 10022. Ms. Peretsman is Managing Director and Executive Vice President of Allen & Company Incorporated, an investment bank unrelated to Mr. Allen. Ms. Peretsman is a Director of each of the Charter Reporting Persons.

     Howard L. Wood, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Wood is a consultant to and a Director of each of the Charter Reporting Persons.

     David C. Andersen, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Andersen is Senior Vice President - Communications of each of the Charter Reporting Persons.

     David G. Barford, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Barford is Executive Vice President and Chief Operating Officer of each of the Charter Reporting Persons.

     Mary Pat Blake, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Ms. Blake is Senior Vice President - Marketing and Programming of each of the Charter Reporting Persons.

     Eric A. Freesmeier, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Freesmeier is Senior Vice President - Administration of each of the Charter Reporting Persons.

     Thomas R. Jokerst, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Jokerst is Senior Vice President - Advanced Technology Development of each of the Charter Reporting Persons.

     Kent D. Kalkwarf, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Kalkwarf is Executive Vice President and Chief Financial Officer of each of the Charter Reporting Persons.

     Ralph G. Kelly, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Kelly is Senior Vice President - Treasurer of each of the Charter Reporting Persons.

     David L. McCall, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. McCall is Senior Vice President of Operations - Eastern Division of each of the Charter Reporting Persons.

     John C. Pietri, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Pietri is Senior Vice President - Engineering of each of the Charter Reporting Persons.

     Michael E. Riddle, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Riddle is Senior Vice President and Chief Information Officer of each of the Charter Reporting Persons.

     Steven A. Schumm, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Schumm is Executive Vice President, Assistant to the President of each of the Charter Reporting Persons.

     Curtis S. Shaw, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Shaw is Senior Vice President, General Counsel and Secretary of each of the Charter Reporting Persons.

     Stephen E. Silva, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Silva is Senior Vice President - Corporate Development and Technology of each of the Charter Reporting Persons and a Director of the Issuer.

     James (Trey) H. Smith, III, Charter Communications, Inc., 12444 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Smith is Senior Vice President of Operations - Western Division of each of the Charter Reporting Persons.

     During the last five years, Mr. Allen, Vulcan Ventures and the Charter Reporting Persons have not, nor, to the best knowledge of Vulcan Ventures or the Charter Reporting Persons, has any other person named in this Item 2 been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended by adding the following:

     As more fully described in Item 6 below, on October 19, 2000, Vulcan Ventures, Charter Communication Ventures, LLC ("Charter Ventures") and the Issuer entered into a Stock Purchase Agreement pursuant to which, among other things, Vulcan Ventures agreed to purchase from the Issuer 38,000 shares of Series D senior convertible preferred stock (the "Series D Preferred Stock") for an aggregate purchase price of $38,000,000 and Charter Ventures agreed to purchase from the Issuer 37,000 shares of Series D Preferred Stock for an aggregate purchase price of $37,000,000, subject to the terms and conditions set forth in the Stock Purchase Agreement. Vulcan Ventures will provide the funds necessary to fund the purchase of the Series D Preferred Stock from its working capital or its affiliates' working capital or from a capital contribution from Mr. Allen, which may be funded either by Mr. Allen's personal funds and/or from an existing margin credit facility maintained by Mr. Allen with BT Alex. Brown
Incorporated.   Charter Ventures will provide the funds necessary to fund the purchase of the Series D Preferred Stock from its working capital or its affiliates' working capital, which may be funded from a credit facility.
Because Charter Ventures is an affiliate of Mr. Allen, Mr. Allen may be deemed beneficially to own the 37,000 Shares of Series D Preferred Stock to be purchased by Charter Ventures pursuant to the Stock Purchase Agreement.

ITEM 4:  PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     In addition, the matters set forth in Item 6 are incorporated in this Item 4 by reference as if fully set forth herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) Vulcan Ventures beneficially owns 24,385,431 shares of the Issuer's common stock, including 4,163,292 shares of common stock that are beneficially owned by Robert S. Sanders, David A. Jones, Jr., Michael E. Gellert and Irving
W. Bailey II and that are subject to the Voting Agreements described in Item 6. Vulcan Ventures' stockholdings, including the shares of common stock subject to the Voting Agreements, represents approximately 43.8% of the Issuer's common stock outstanding. Excluding the shares of common stock beneficially owned by Messrs. Sanders, Jones, Gellert and Bailey that are subject to the Voting Agreements, Vulcan Ventures' current stockholdings represent approximately 36.3% of the shares of the Issuer's common stock outstanding.

     Mr. Allen beneficially owns 25,726,302 shares of the Issuer's common stock, including 1,340,871 shares issuable upon the exercise of warrants held by Charter and 4,163,292 shares of common stock that are beneficially owned by Messrs. Sanders, Jones, Gellert and Bailey and that are subject to the Voting Agreements described in Item 6. Mr. Allen's stockholdings, including the shares of common stock subject to the Voting Agreements, represents approximately 46.2% of the Issuer's common stock outstanding. Excluding the shares of common stock beneficially owned by Messrs. Sanders, Jones, Gellert and Bailey that are subject to the Voting Agreements, Mr. Allen's current stockholdings represent approximately 38.7% of the shares of the Issuer's common stock outstanding.

     The Charter Reporting Persons beneficially own 5,504,163 shares of the Issuer's common stock, including 1,340,871 shares issuable upon the exercise of warrants held by Charter and 4,163,292 shares of common stock that are beneficially owned by Messrs. Sanders, Jones, Gellert and Bailey and that are subject to the Voting Agreements described in Item 6. The Charter Reporting Persons' stockholdings, including the shares of common stock subject to the Voting Agreements, represents approximately 9.9% of the Issuer's common stock outstanding. Excluding the shares of common stock beneficially owned by Messrs. Sanders, Jones, Gellert and Bailey that are subject to the Voting Agreements, the Charter Reporting Persons beneficially own approximately 2.4% of the shares of the Issuer's common stock outstanding.

     Upon acquisition of the Series D Preferred Stock by Vulcan Ventures and Charter Ventures pursuant to the Stock Purchase Agreement, and assuming immediate conversion of all of the shares of Series D Preferred Stock into shares of common stock, Vulcan Ventures, Mr. Allen and the Charter Reporting Persons would beneficially own 27,793,745 shares, 8,713,225 shares and 8,713,225 shares, respectively, of common stock, which would represent approximately 39.3%, 12.3% and 12.3%, respectively, of the shares of the Issuer's common stock outstanding. But see Item 6.

     All of the percentages set forth in this Item 5(a) are based upon 55,690,559 shares of the Issuer's common stock outstanding as of August 3, 2000, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

     To the best knowledge of Vulcan Ventures, Mr. Allen and the Charter Reporting Persons, none of the other parties named in Item 2 owns any of the Issuer's common stock, except as follows:

     William D. Savoy, President and a Director of Vulcan Ventures and a Director of Charter, Charter Holdco, Charter Holdings and the Issuer, beneficially owns immediately exercisable options to acquire 31,581 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such options.

     Jerald L. Kent, President, Chief Executive Officer and a Director of the Charter Reporting Persons and a Director of the Issuer, beneficially owns 7,671 shares of the Issuer's common stock and immediately exercisable options to acquire 34,581 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares and options.

     David G. Barford, Executive Vice President and Chief Operating Officer of the Charter Reporting Persons, beneficially owns 5,700 shares of the Issuer's common stock as the sole trustee of a family trust. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Thomas R. Jokerst, Senior Vice President - Advanced Technology Development of the Charter Reporting Persons, beneficially owns 35,250 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Kent D. Kalkwarf, Executive Vice President and Chief Financial Officer of the Charter Reporting Persons, together with his wife, beneficially owns 6,000 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     David L. McCall, Senior Vice President of Operations - Eastern Division of the Charter Reporting Persons, beneficially owns 3,850 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     John C. Pietri, Senior Vice President - Engineering of the Charter Reporting Persons, beneficially owns 3,850 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Steven A. Schumm, Executive Vice President, Assistant to the President of the Charter Reporting Persons, beneficially owns 2,300 shares of the Issuer's common stock, 1,150 shares of which are owned jointly with his wife, and 1,150 shares of which are subject to a trust for the benefit of his mother of which he is the trustee. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Curtis S. Shaw, Senior Vice President, General Counsel and Secretary of the Charter Reporting Persons, beneficially owns 8,200 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares.

     Stephen E. Silva, Senior Vice President - Corporate Development and Technology of the Charter Reporting Persons and a Director of the Issuer, beneficially owns 19,250 shares of the Issuer's common stock and immediately exercisable options to acquire 38,750 shares of the Issuer's common stock. Vulcan Ventures and the Charter Reporting Persons disclaim beneficial ownership of such shares and options

     (b) Vulcan Ventures and Mr. Allen have shared voting and dispositive power with respect to the 20,222,139 shares of the Issuer's common stock owned directly by Vulcan Ventures. Mr. Allen and the Charter Reporting Persons have shared voting and dispositive power with respect to the 1,340,871 shares of the Issuer's common stock issuable upon the exercise of warrants held by Charter. Vulcan Ventures, Mr. Allen and the Charter Reporting Persons may also be deemed to have shared voting power over the 4,163,292 shares of the Issuer's common stock beneficially owned by Messrs. Sanders, Jones, Gellert and Bailey that are subject to the Voting Agreements described in Item 6.

     (c) Except as set forth in Item 4 of the Schedule 13D, Vulcan Ventures, Mr. Allen and the Charter Reporting Persons have not, nor, to the knowledge of Vulcan Ventures, Mr. Allen or the Charter Reporting Persons has any of Vulcan Ventures' or the Charter Reporting Persons' executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

     (d) Neither Vulcan Ventures, Mr. Allen nor the Charter Reporting Persons know any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any common stock directly owned by Vulcan Ventures, Mr. Allen or the Charter Reporting Persons. Neither Vulcan Ventures, Mr. Allen nor the Charter Reporting Persons know whether any other person besides Messrs. Sanders, Jones, Gellert and Bailey has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any common stock beneficially owned by Messrs. Sanders, Jones, Gellert and Bailey which are subject to the Voting Agreements described in Item 6.

     (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended by adding the following:

     Stock Purchase Agreement
     ------------------------

     Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of October 19, 2000 among Vulcan Ventures, Charter Ventures and the Issuer, the Issuer agreed to sell to Vulcan Ventures and Charter Ventures, and Vulcan Ventures and Charter Ventures agreed to purchase from the Issuer, 38,000 shares and 37,000 shares, respectively, of the Series D Preferred Stock for a purchase price of $38,000,000 and $37,000,000, respectively. The consummation of the sale of the Series D Preferred Stock by the Issuer to Vulcan Ventures and Charter Ventures is referred to as the "Closing." The Closing is subject to customary conditions, including regulatory and stockholder approvals. Capitalized terms used below under this sub-heading and not otherwise defined have the meaning given to them in the Stock Purchase Agreement.

     The Stock Purchase Agreement provides, among other things, that the Issuer shall set the number of the members of its Board of Directors at eight (8). So long as Vulcan Ventures and Charter Ventures collectively (together with their Affiliates) hold of record or beneficially own the Agreed Percentage, (i) the Issuer shall not change the size of the Board of Directors of the Company from eight (8) members without the written consent of each of Vulcan Ventures and Charter and (ii) upon the written request of Vulcan Ventures, the Issuer shall promptly take all action necessary to increase the size of the Board of Directors to nine (9) directors.

     Pursuant to the Stock Purchase Agreement, so long as Vulcan Ventures and Charter Ventures collectively (together with their Affiliates) hold of record or beneficially own the Agreed Percentage, Vulcan Ventures and Charter Ventures will have the right under certain circumstances in connection with new issuances of securities by the Issuer to purchase all or any portion of such securities from the Issuer or to purchase securities from the Issuer in order to maintain their percentage ownership interest in the Issuer.

     Pursuant to the Stock Purchase Agreement, so long as Vulcan Ventures and Charter Ventures collectively (together with their Affiliates) hold of record or beneficially own the Agreed Percentage, the Issuer shall offer and make available to each of Vulcan Ventures and Charter Ventures and their respective Affiliates licensing and business arrangements relating to the Issuer's technologies, products and services, or any combination thereof, on a "most favored nation" basis (i.e., on terms and conditions at least as favorable as those agreed to with any third party for similar technologies, products and services at substantially the same level of purchase or other financial commitment).

     Pursuant to the Stock Purchase Agreement, Vulcan Ventures and Charter Ventures agreed that, at the Stockholders Meeting they will vote (or cause to be voted) all of the shares of capital stock of the Issuer owned beneficially or of record by them (including, without limitation, any shares as to which they become the record or beneficial owner after the date of the Stock Purchase Agreement) in favor of approval of the Stock Purchase Agreement and the transactions contemplated thereby; provided, however, that the Issuer has complied with its obligations under the Stock Purchase Agreement in all material respects and the Issuer's representations and warranties set forth in the Stock Purchase Agreement continue to be true and correct in all material respects.

     The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1.

     Registration Rights
     -------------------

     Pursuant to the Registration Rights Agreement (the "Registration Rights Agreement") to be entered into among the Issuer, Vulcan Ventures and Charter Ventures, upon the Closing, Vulcan Ventures and Charter Ventures will receive certain registration rights. Pursuant to such Registration Rights Agreement, the Issuer has agreed to effect four (4) "demand" registrations at the request of Vulcan Ventures and Charter Communications, provided that each such demand registration must be in respect of Registrable Securities (as defined) at least equal to 5% of the shares of the common stock of the Issuer then outstanding (including the Series D Preferred Stock calculated proforma on an "as converted to common stock" basis). In addition, Vulcan Ventures and Charter Ventures have certain "piggyback" registration rights in connection with registrations by the Issuer under the Securities Act of 1933.

     The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of the form of which is filed as an exhibit to Exhibit 10.1.

     Certificate of Designations
     ---------------------------

     As contemplated by the Stock Purchase Agreement, immediately prior to the Closing the Certificate of Designation will be filed with the Secretary of State of the State of Delaware to create the series of Series D Preferred Stock. Capitalized terms used below under this sub-heading and not otherwise defined have the meaning given to them in the Certificate of Designation.

     Under the Certificate of Designation, any class or series of stock of the Issuer will be deemed to rank (i) prior to the Series D Preferred Stock, if the holders of such class or series will be entitled by the terms thereof to receive dividends or distributions upon liquidation in preference or priority to the holders of Series D Preferred Stock, (ii) on a parity with the Series D Preferred Stock, if the holders of the Series D Preferred Stock and the holders thereof will be entitled to receive dividends or distributions upon liquidation without preference or priority over one another and such class or series is not senior to the Series D Preferred Stock and (iii) junior to the Series D Preferred Stock, if such class or series is common stock or if the holders of the Series D Preferred Stock will be entitled by the terms thereof to receive dividends or distributions upon liquidation in preference or priority to the holders of such class or series. Creation by the Issuer of securities senior to or on parity with the Series D Preferred Stock requires the vote of holders of at least two-thirds (2/3) of the outstanding shares of Series D Preferred Stock.

     The holders of the Series D Preferred Stock will not be entitled to receive dividends unless and until and only when the Board of Directors of the Issuer declares a dividend in respect of the common stock or any other series of preferred stock of the Issuer (whether in existence now or created at a future date). Holders two-thirds (2/3) of the outstanding Series D Preferred Stock must approve any dividend declaration payable on the common stock (other than a dividend on the common stock payable solely in additional shares of common stock) or any other stock of the Issuer. Such approval will result in a simultaneous declaration or payment, as applicable, of a dividend upon the Series D Preferred Stock.

Holders of shares of Series D Preferred Stock will be entitled to share equally in such dividends declared upon the Series D Preferred Stock.

     The holders of Series D Preferred Stock have the right, generally, at any time, to convert any or all outstanding shares of Series D Preferred Stock are convertible at any time, at the option of the holder, into fully paid and non-assessable shares of common stock of the Issuer. The number of shares of common stock of the Issuer deliverable upon any such conversion of a share of Series D Preferred Stock (the "Conversion Ratio") will be an amount equal to (i) the sum of (A) the aggregate Liquidation Preference of all shares of the Series D Preferred Stock to be converted plus (B) any accrued or declared but unpaid dividends on such shares, divided by (ii) the Conversion Price (which initially is $5.01875 and is subject to adjustment as a result of common stock dividends, reclassifications, distributions or stock splits in connection with a merger or consolidation of the Issuer or otherwise).

     No fractional shares of common stock will be issued upon the conversion of any shares of the Series D Preferred Stock. Instead, the Issuer will pay to the holder surrendering shares of the Series D Preferred Stock for conversion an amount in cash equal to the current market value of his or her fractional interest at the time of conversion.

     In the event that a holder of shares of the Series D Preferred Stock desires to transfer some or all of such shares other than to an affiliate of any holder, each share of the Series D Preferred Stock so transferred shall automatically convert into the number of fully paid, non-assessable shares of common stock into which the share is then convertible pursuant to the formula outlined above.

     Each holder of shares of the Series D Preferred Stock will have the right to one vote for each share of common stock into which that holder's shares of the Series D Preferred Stock could then be converted. With respect to voting, each holder of the Series D Preferred Stock will have full voting rights and powers equal to the voting rights and powers of the holders of common stock, except as further provided in the Certificate of Designation, or as required by law, and shall be entitled to receive notice of any stockholders' meeting in accordance with the Bylaws of the Issuer, and shall be entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

     Pursuant to the Certificate of Designation, unless the vote or consent of a greater number of shares shall then be required by law, the consent of holders of at least two-thirds (2/3) of the outstanding shares of Series D Preferred Stock, voting separately as a single class, shall be necessary to (i) amend, modify or repeal any provision of the Certificate of Incorporation (including any provision of the Certificate of Designation) or Bylaws of the Issuer in any manner (including by merger, consolidation, operation of law or otherwise) which would adversely affect the powers, preferences or special rights of the Series D Preferred Stock; (ii) authorize or create any shares of any class or series of Senior Stock or Parity Stock of the Issuer or reclassify any authorized stock of the Issuer into any such Senior Stock or Parity Stock, or create or authorize any obligation or security convertible into or evidencing the right to purchase shares of any such Senior Stock or Parity Stock; (iii) approve a liquidation, winding up or dissolution of the Issuer or adoption of any plan of the same; (iv) permit the Issuer to commence a voluntary case or proceeding under applicable bankruptcy laws or any other insolvency, receivership, reorganization, moratorium or similar laws providing relief to debtors; (v) permit the Issuer to effect any redemption or repurchase or other acquisition by the Issuer or subsidiary of the Issuer of any Junior Stock or Parity Stock or any securities convertible into Junior Stock or Parity Stock, other than the repurchase of shares in connection with the termination of employees, consultants, directors or advisors of the Issuer pursuant to rights under written agreements; and (vi) declare or pay a dividend on the common stock (other than dividends payable upon the common stock solely in additional shares of common stock, provided that an appropriate adjustment in the Conversion Price is made under Section 6(a) thereof) or any other stock of the Issuer, whether Junior Stock, Parity Stock or Senior Stock. For purposes of clause (i) above,
(x) the authorization or creation of any shares of any class or series of Junior Stock of the Issuer or the reclassification of any authorized stock of the Issuer into any such Junior Stock, or the creation or authorization of any obligation or security convertible into or evidencing the right to purchase shares of any such Junior Stock shall be deemed not to adversely affect the powers, preferences or special rights of the Series D Preferred Stock; and (y) a merger, consolidation or other transaction pursuant to which the Series D Preferred Stock is converted into cash, stock or other property shall be deemed to adversely affect the powers, preferences and special rights of the Series D Preferred Stock.

     Pursuant to the Certificate of Designation, so long as Vulcan Ventures and Charter Ventures collectively (together with their Affiliates) hold of record or beneficially own the Agreed Percentage, unless the vote or consent of a greater number of shares shall then be required by law, the consent of holders of at least two-thirds (2/3) of the outstanding shares of Series D Preferred Stock, voting separately as a single class, shall be necessary to authorize or effect each of the following: (i) any proposed sale, lease, transfer or other disposition of assets (including, without limitation, by merger) having a fair market value of at least 30% of the fair market value of the assets of the Issuer and its subsidiaries on a consolidated basis; (ii) a merger, consolidation, business combination or other similar transaction where the stockholders of the Issuer immediately prior to such transaction hold less than 66 2/3 % of the voting securities of the surviving entity immediately after such merger, consolidation, business combination or other similar transaction; (iii) any proposed acquisition by the Issuer or any subsidiary thereof of another entity or business whether by means of a purchase of equity interests or the purchase of all or substantially all of the assets of such entity or business or by merger, consolidation, reorganization, issuance or exchange of securities or otherwise where the consideration involved (including, without limitation, non-cash consideration) has a value of at least $50,000,000; and (iv) any proposed issuance of any debt or equity securities of the Issuer in excess of $25,000,000.

     Pursuant to the Certificate of Designation, so long as Vulcan Ventures and Charter Ventures collectively (together with their Affiliates) hold of record or beneficially own the Agreed Percentage, (i) the holders of the shares of Series D Preferred Stock, voting separately as a single class, shall be entitled to elect that number of directors to serve on the Board of Directors at any annual meeting of stockholders or any special meeting held in place thereof, or at a special meeting of the holders of the Series D Preferred Stock to serve until the next annual meeting and until such director's successor is elected and qualified, equal to the product of the total number of directors on the Board of Directors multiplied by the percentage of common stock held of record or beneficially owned by Vulcan Ventures and Charter Ventures collectively (together with their Affiliates) (assuming conversion into common stock, at the Conversion Price then in effect, of all shares of Series D Preferred Stock held of record or beneficially owned by Vulcan Ventures, Charter Ventures and their Affiliates) rounded down to the nearest whole number; and (ii) the Issuer shall not, without the consent of holders of at least a majority of the outstanding shares of Series D Preferred Stock, have an Executive Committee, Nominating Committee or any other committee of the Board of Directors that is similar to either of the foregoing, unless the representation on such committees of the Series D Directors shall be equal to the product of the total number of directors on such committee multiplied by the percentage of common stock held of record or beneficially owned by Vulcan Ventures and Charter Ventures collectively (together with their Affiliates) (assuming conversion into common stock, at the Conversion Price then in effect, of all shares of Series D Preferred Stock held of record or beneficially owned by Vulcan Ventures, Charter Ventures and their Affiliates) rounded down to the nearest whole number.

     The foregoing description of the Certificate of Designation is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of the form of which is filed as an exhibit to Exhibit 10.1.

     Voting Agreements
     -----------------

     On October 19, 2000 and as a condition to entering into the Stock Purchase Agreement, Vulcan Ventures, Charter Ventures and the Issuer entered into a Voting Agreement (the "Voting Agreement") with each of Messrs. Sanders, Jones, Gellert and Bailey pursuant to which each of Messrs. Sanders, Jones, Gellert and Bailey agreed that, that at every meeting of the stockholders of the Issuer called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Issuer with respect to any of the following, he will vote (or cause to be voted) all of the shares of the Issuer owned beneficially or of record by him (including, without limitation, any shares as to which he becomes the record or beneficial owner after the date of the applicable Voting Agreement) (the "Shares") (a) in favor of approval of (i) Vulcan Ventures' and Charter Ventures' acquisition of the Series D Preferred Stock pursuant to the Stock Purchase Agreement and the Certificate of Designation (as defined in the Stock Purchase Agreement) (the "Purchaser Acquisitions"), and (ii) any matter that could reasonably be expected to facilitate the Purchaser Acquisitions and the other transactions contemplated by the Stock Purchase Agreement; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Stock Purchase Agreement or of Messrs. Sanders, Jones, Gellert or Bailey, as applicable, under the Voting Agreement; and (c) against any action or agreement that is intended, or might reasonably be expected, to impede, interfere with, delay, postpone or attempt to discourage or adversely affect the Purchaser Acquisitions and the other transactions contemplated by the applicable Voting Agreement and the Stock Purchase Agreement. Each of Messrs. Sanders, Jones, Gellert and Bailey also granted Vulcan Ventures an irrevocable proxy, appointing Vulcan Ventures as his attorney-in-fact and proxy with full power of substitution, for and in his name, to vote or consent or otherwise to utilize such voting power, solely with respect to the matters covered by and in the manner contemplated by the applicable Voting Agreement. Pursuant to the terms of the Voting Agreements, Messrs. Sanders, Jones, Gellert and Bailey also agreed not to sell, transfer, encumber or otherwise dispose of any shares of common stock of the Issuer beneficially owned by it prior to the record date set by the Issuer for voting on the approval of the issuance of the Series D Preferred Stock to Vulcan Ventures and Charter Ventures pursuant to the Stock Purchase Agreement.

     The Voting Agreements (including the proxies granted thereby) (other than Section 5) will terminate upon the earlier of (i) such date and time as the transactions contemplated by the Stock Purchase Agreement shall have been consummated in accordance with the terms and provisions of the Stock Purchase Agreement and (ii) such date and time as the Stock Purchase Agreement shall have been terminated pursuant to Section 9 thereof.

     The foregoing description of the Voting Agreements is not, and does not purport to be, complete and is qualified in its entirety by reference to the Voting Agreements, a copy of the form of which is filed as Exhibit 10.1.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule 13D is hereby amended by adding the following:

     Exhibit 10.1: Stock Purchase Agreement dated as of October 19, 2000, among High Speed Access Corp., Vulcan Ventures Incorporated and Charter Communications Ventures, LLC relating to the purchase and sale of Series D Senior Convertible Preferred Stock of High Speed Access Corp. (including as Exhibit A, the Form of Voting Agreement, as Exhibit B, the Form of Certificate of Designation, and as Exhibit C, the Form of Registration Rights Agreement).

     Exhibit 99.1:  Joint Filing Statement.

                                 EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
----------          -----------

     10.1 Stock Purchase Agreement dated as of October 19, 2000 among High Speed Access Corp., Vulcan Ventures Incorporated and Charter Communications Ventures, LLC relating to the purchase and sale of Series D Senior Convertible Preferred Stock of High Speed Access Corp. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by High Speed Access Corp. on October 23, 2000).

     99.1           Joint Filing Statement.

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 17, 2000                    VULCAN VENTURES INCORPORATED



                                             By:    /s/ William D. Savoy
                                                ------------------------------
                                                 Name:  William D. Savoy
                                                 Title: President


Dated:  November 17, 2000                                   *
                                             _________________________________
                                             Paul G. Allen


                                             *By:    /s/ William D. Savoy
                                                 -----------------------------
                                             William D. Savoy as Attorney in
                                             Fact for Paul G. Allen pursuant to
                                             a Power of Attorney filed on August
                                             30, 1999, with the Schedule 13G of
                                             Vulcan Ventures Incorporated and
                                             Paul G. Allen for Pathogenesis,
                                             Inc. and incorporated herein by
                                             reference


Dated:  November 17, 2000                    CHARTER COMMUNICATIONS
                                             VENTURES, LLC



                                             By:    /s/ Curtis S. Shaw
                                                ------------------------------
                                                 Name:  Curtis S. Shaw
                                                 Title: Senior Vice President,
                                                        General Counsel and
                                                        Secretary

Dated:  November 17, 2000                    CHARTER COMMUNICATIONS
                                             HOLDINGS, LLC



                                             By:     /s/ Curtis S. Shaw
                                                ----------------------------
                                                  Name:  Curtis S. Shaw
                                                  Title: Senior Vice President,
                                                         General Counsel and
                                                         Secretary


Dated:  November 17, 2000                    CHARTER COMMUNICATIONS
                                             HOLDING COMPANY, LLC



                                             By:     /s/ Curtis S. Shaw
                                                ----------------------------
                                                  Name:  Curtis S. Shaw
                                                  Title: Senior Vice President,
                                                         General Counsel and
                                                         Secretary


Dated:  November 17, 2000                    CHARTER COMMUNICATIONS, INC.



                                             By:     /s/ Curtis S. Shaw
                                                ----------------------------
                                                  Name:  Curtis S. Shaw
                                                  Title: Senior Vice President,
                                                         General Counsel and
                                                         Secretary